Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113653

UNITS OF BENEFICIAL INTEREST

AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST

Prospectus Supplement Dated November 1, 2004

to Prospectus Dated April 8, 2004

INTRODUCTION

This is a Supplement to the Prospectus dated April 8, 2004 (the “Prospectus”) for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the “Collective Trust”). This Supplement describes two changes with respect to the Collective Trust: (1) changes affecting the Small-Cap Equity Fund expected to be effective on or about December 1, 2004 and (2) a change of the trustee of the Collective Trust, expected to be effective on December 1, 2004.

Generally, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus, which either accompanies this Supplement or previously has been sent to you. Upon written or oral request, State Street will provide you with a copy of the Prospectus, without charge. You can request a Prospectus from State Street by writing to the ABA Members Retirement Program, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Program’s Web site at http://www.abaretirement.com.

CHANGES TO SMALL-CAP EQUITY FUND

As described in the Prospectus, State Street retains various Investment Advisors to advise it with respect to certain of the Funds maintained under the Collective Trust as investment options under the American Bar Association Members Retirement Program (the “Program”). State Street generally may remove an Investment Advisor and may appoint new Investment Advisors upon consultation with the American Bar Retirement Association (“ABRA”), as sponsor of the Program. State Street has determined to make changes to Investment Advisors for the Small-Cap Equity Fund, and certain related fee changes will be made, as described below.

INVESTMENT ADVISORS. The Small-Cap Equity Fund (the “Fund”) is described on pages 44 through 47 of the Prospectus. As described under the caption “Investment Advisors” on page 46, Capital Guardian Trust Company (“Capital Guardian”) and Sit Investment Associates Inc. (“Sit”) currently serve as Investment Advisors to State Street with respect to the Fund. Effective on or about December 1, 2004, the Investment Advisors to State Street with respect to the Fund will be changed by the replacement of Sit with two new Investment Advisors, Wellington Management Company, LLP (“Wellington Management”) and Smith Asset Management Group, L.P. (“Smith Group”). Capital Guardian will continue to serve as an Investment Advisor with respect to the Fund. State Street will determine the portion of the Fund’s assets for which advice is obtained from each Investment Advisor. Unless altered by State Street, the assets of the Fund will be allocated into three portions each of which will be invested with the advice of one of the Investment Advisors: The first portion will be invested with the advice of Wellington Management and is expected to consist of $100 million of the portion of the Fund currently invested with the advice of Sit. The second portion will be invested with the advice of Smith Group and is expected to consist of the remainder of the portion of the Fund’s assets currently invested with the advice of the Sit, such remainder valued at approximately $50 million as of the date of this Supplement. The third portion, consisting of the portion of the Fund’s assets currently invested with the advice of Capital Guardian and valued at approximately $151 million as of the date of this Supplement, will continue to be invested with the advice of Capital Guardian. Unless altered by State Street, the contributions and transfers to and the withdrawals from and transfers out of the Fund will be allocated as follows: The portion of the Fund’s assets invested with the advice of Capital Guardian is expected to be the source of any net daily withdrawals from or transfers out of the Fund for the foreseeable future. The portion of the Fund’s assets invested with the advice of Smith Group is expected to receive any net daily contributions and transfers to the Fund for the foreseeable future. Wellington Management currently is not able to provide investment advice with respect to more than the portion of the Fund’s assets to be initially allocated to it.

Over time, the above-described treatment of the Fund’s net daily cash flows can be expected to reduce the portion of the Fund’s assets invested with the advice of Capital Guardian and increase the portion of the Fund invested with the advice of Smith Group, with an expectation that, over time, the portion of the Fund invested with the advice of each of Capital Guardian and Smith Group will become approximately equal. Because, however, dividends, certain expenses, gains and losses attributable to the activities of a portion of the Fund’s assets will be allocated to that portion and because such items may offset the above-described allocations of the Fund’s cash flows, there can be no assurance that this result will be achieved.

Wellington Management Company, LLP. Tracing its roots to 1928, Wellington Management focuses its resources on managing investments for institutional clients. It employs a broad range of investment approaches that cover the major liquid asset classes and a multitude of currencies. Wellington Management is an independent, private partnership, with ten offices around the world. Its principal place of business is 75 State Street, Boston, Massachusetts 02109. As of September 30, 2004, Wellington Management had approximately $424 billion of client assets under management.

Smith Asset Management Group, L.P. Founded in 1995, Smith Asset Management Group, LP is a registered investment adviser specializing in equity investment management services. The firm manages assets among a diverse list of clients, which includes foundations, endowments, corporate pensions, public funds, multi-employer plans and high net worth individuals. It specializes in seeking attractively valued companies that will report a succession of positive earnings surprises. Its principal place of business is 200 Crescent Court, Suite 850, Dallas, Texas 75201. As of September 30, 2004, Smith Group had approximately $1.4 billion of assets under management.

No other changes are being made to the Fund’s Investment Advisors.

CHANGES TO DEDUCTIONS AND FEES

INVESTMENT ADVISOR FEES. As described in the Prospectus on pages 69 to 71 under the caption “Investment Advisor Fee”, a fee is paid to each Investment Advisor based on the assets allocated to that Investment Advisor. These fees are accrued on a daily basis and paid monthly from the assets of the respective Funds. The fees payable to other Investment Advisors are not changed. Upon completion of the changes in the Investment Advisors described above, the Investment Advisor Fees payable to the two new Investment Advisors for the Small-Cap Equity Fund will be at the following annual rates:

Value of Assets in the Small-Cap Equity Fund Allocated to Wellington Management Company, LLP	Rate	Value of Assets in the Small-Cap Equity Fund Allocated to Smith Asset Management Group, L.P.	Rate

First $25 million	.90%	First $50 million	.85%

Next $25 million	.80%	Next $50 million	.65%

Over $50 million	.70%	Over $100 million	.45%

SUBSTITUTION OF STATE STREET

TRUST AS TRUSTEE OF

COLLECTIVE TRUST

As described in the Prospectus, ABRA, as sponsor of the Program, and State Street have entered into an agreement that provides, among other things, for State Street to establish and maintain the Collective Trust. At State Street’s request, ABRA has agreed to amend such agreement to permit State Street to substitute a wholly-owned subsidiary of State Street as trustee of the Collective Trust, and State Street has determined to do so. Effective as of December 1, 2004, State Street Bank and Trust Company of New Hampshire (“State Street Trust”) will be substituted for State Street as trustee of the Collective Trust. State Street Trust thereafter will be responsible for all the functions described in the Prospectus now performed by State Street in its capacity as trustee of the Collective Trust. As part of such responsibility, State Street Trust will appoint the officers of the Collective Trust, who will have responsibility for administering the Investment Options. It is expected that there will not be any change in the identity of the officers of the Collective Trust as a result of the substitution of State Street Trust as trustee. The executive officers of the Collective Trust receive no remuneration from the Collective Trust, but will continue to receive remuneration from State Street or an affiliate.

State Street will guaranty the obligations of State Street Trust as trustee of the Collective Trust. Also, the Collective Trust will be amended to provide that in the highly unlikely event that State Street Trust becomes insolvent or is prevented from serving as trustee of the Collective Trust by a judicial or regulatory order, State Street automatically will again become the trustee of the Collective Trust.

State Street will enter into a service and custodial agreement with State Street Trust pursuant to which State Street will continue to provide custodial, participant recordkeeping and related services with respect to the Collective Trust and the Funds. It is expected that the Funds’ Investment Advisors and other service providers will remain as immediately before the appointment of State Street Trust as successor trustee. State Street will continue to serve as trustee of the Members Retirement Trust and the Members Pooled Trust for Retirement Plans and to operate and administer the portfolios of the Structured Portfolio Service and will continue to make available the Self-Managed Brokerage Account option as described in the Prospectus. Hence, the substitution of State Street Trust as trustee of the Collective Trust is not expected to result in any change in service to the Investors. There will be no change in fees and expenses payable to the trustee by the Funds.

State Street Trust was formed as a New Hampshire nondepository trust company as a result of the conversion of the charter of State Street Bank and Trust Company of New Hampshire, N.A. (the “National Bank”) on October 25, 2004. As part of the conversion, State Street Trust succeeded to the assets and liabilities of the National Bank and performs the operations previously performed by the National Bank. State Street Trust’s principal office is located at 20 Trafalgar Square, Suite 449, Nashua, New Hampshire.

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